SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 18 April 2016

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Notice Pursuant to Part 17, Chapter 4 of the Companies Act 2014

Standard Form TR-1

Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to theCentral Bank of Ireland)

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Bank of Ireland
2. Reason for the notification (please tick the appropriate box or boxes):
[ X ] An acquisition or disposal of voting rights
[ ] An acquisition or disposal of financial instruments
[ ] An event changing the breakdown of voting rights
[ ] Other (please specify):

3. Details of person subject to the notification obligation:
Name: Baillie Gifford & Co	City and country of registered office (if applicable): Edinburgh, Scotland.
4. Full name of shareholder(s) (if different from 3.): Baillie Gifford Overseas Limited and Baillie Gifford & Co as discretionary managers for their clients.
5. Date on which the threshold was crossed or reached: 14 April 2016
6. Date on which issuer notified: 15 April 2016
7. Threshold(s) that is/are crossed or reached: 3% (see 12. Additional information)
8. Total positions of person(s) subject to the notification obligation:
	% of voting rights attached to shares (total of9.A)	% of voting rights through financial instruments (total of 9.B.1 + 9.B.2)	Total of both in % (9.A + 9.B)	Total number of voting rights of issuer
Resulting situation on the date on which threshold was crossed or reached	Below 3%	N/A	Below 3%	32,363,275,073
Position of previous notification (if applicable)	4.01% - this represented the total shares under management. See 12. Additional information.	N/A	4.01% - this represented the total shares under management. See 12. Additional information.

9. Notified details of the resulting situation on the date on which the threshold was crossed or reachedi:
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)			Number of voting rights	% of voting rights
Direct			Indirect	Direct	Indirect
IE0030606259			Below 3%		Below 3%

SUBTOTAL A			Below 3%		Below 3%

B 1: Financial Instruments according to Regulation 17(1)(a) of the Regulations
Type of financial instrument	Expiration date		Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights
N/A	N/A		N/A	N/A	N/A

			SUBTOTAL B.1	N/A	N/A

B 2: Financial Instruments with similar economic effect according to Regulation 17(1)(b) of the Regulations
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights
N/A	N/A	N/A	N/A	N/A	N/A

			SUBTOTAL B.2	N/A	N/A

10. Information in relation to the person subject to the notification obligation (please tick the applicable box):

[ ] Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer.

[ X ] Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity:

Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
Baillie Gifford & Co
Baillie Gifford Overseas Limited

11. In case of proxy voting: [name of the proxy holder] will cease to hold [% and number] voting rights as of [date] N/A

12. Additional information:  Baillie Gifford & Co (BG & Co) and its wholly-owned subsidiary Baillie Gifford Overseas Limited (BGO) are investment managers who act under discretionary investment management agreements for their clients. They will always have discretion to buy and sell shares and in some, but not all, cases will have authority to vote.

In previous notifications BG & Co reported its aggregate interest on the basis of the total number of shares it manages.

This notification is prepared on the basis of the total number of shares which BG & Co has authority to vote.

Done at Dublin on 18 April 2016

Contact: Helen Nolan, Group Secretary

Telephone: +353 (0) 76 623 4710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 18 April 2016